SEC File No. 0-18774

CUSIP No. 848550 20 8

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 12b-25

NOTIFICATION OF LATE FILING

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR

[ ] Form N-CSR

For the Period Ended: June 30, 2011

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________

Nothing in this form shall be construed to imply that the Commission

Has verified any information contained herein.

If the notification relates to a portion of the filing checked above,

Identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Spindletop Oil & Gas Co.

(Full name of registrant)

N/A

(Former Name if Applicable)

12850 Spurling Dr., Suite 200

(Address of Principal Executive Office)

Dallas, Texas 75230

(City, State and Zip Code)

(1)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or

expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or

portion thereof, will be filed on or before the fifteenth

[X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by

Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D,

N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Spindletop Oil & Gas Co. is unable to file its quarterly report on Form 10-Q for the period ended June 30, 2011, without unreasonable effort and expense due to the late receipt of information required from consolidated subsidiaries.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Chris G. Mazzini 972 644-2581

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company

Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s), [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] YES [ ] NO

(2)

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net income for the period ended June 30, 2011 is anticipated to decrease as compared with the same period in 2010. In 2010 we reported a net income of $502,000, however we anticipate that net income for the period ended June 30, 2011 will be in the area of approximately $800,000 - $1,000,000.

This estimated increase is due primarily to an increase in total oil and gas revenues from approximately $3,161,000 in 2010 to approximately $4,019,000 in 2011.

SPINDLETOP OIL & GAS CO.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

August 15, 2011

By: /s/ Robert E. Corbin

Robert E. Corbin

Principal Financial and

Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute

Federal Criminal Violations (See 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General

Rules and Regulations under the Securities and Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange

Commission, Washington, D.C. 20549, in accordance with rule 0-3 of the General

Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule202 of Regulations

S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section

232.13(b) of this chapter).